STATEMENT OF INVESTMENTS
Emerging Markets Opportunity Fund
February 28, 2007 (Unaudited)

Common Stocks--96.9%	Shares	Value ($)
Argentina--.4%		
BBVA Banco Frances, ADR	5,500	**64,295**
Brazil--8.9%		
American Banknote	5,100	46,156
Banco Bradesco, ADR	3,000	110,370
Cia de Bebidas das Americas (AmBev), ADR	800	36,784
Cia de Bebidas das Americas (AmBev), ADR (Preferred)	900	43,533
Cia Vale do Rio Doce (CVRD), ADR	2,400	81,888
Cia Vale do Rio Doce (CVRD), ADR (Preferred)	7,600	224,580
EDP - Energias do Brasil	3,200	50,379
Empresa Brasileira de Aeronautica, ADR	2,000	90,700
Equatorial Energia	5,600 a	49,599
GVT Holding	3,900 a	40,057
Lojas Renner	2,400	33,814
Petroleo Brasileiro, ADR	800	72,320
Petroleo Brasileiro, ADR (Preferred)	5,000	407,900
Positivo Informatica	2,500 a	30,639
		1,318,719
China--9.4%		
China Communications Construction, Cl. H	90,000 a	111,273
China Construction Bank, Cl. H	242,000	135,663
China Life Insurance, Cl. H	69,000	185,455
China Merchants Bank, Cl. H	59,000 a	119,915
China Petroleum & Chemical, ADR	100	7,963
China Petroleum & Chemical, Cl. H	128,000	102,555
China Shenhua Energy, Cl. H	50,000	126,965
Datang International Power Generation, Cl. H	144,000	145,600
Industrial & Commercial Bank of China, Cl. H	287,000 a	158,318
PetroChina, Cl. H	140,000	164,132
Zijin Mining Group, Cl. H	208,000	139,231
		1,397,070
Egypt--.8%		
Commercial International Bank, GDR	4,100	39,360
Orascom Construction, GDR	756	72,576
		111,936
Hong Kong--4.0%		
China Mobile	28,500	264,821
China Mobile, ADR	4,500	208,935
Shangri-La Asia	48,000	124,098
		597,854
Hungary--.8%		
Matav RT, ADR	1,600	38,432
MOL Hungarian Oil, ADR	800	85,200
		123,632
India--1.7%		
Bharat Heavy Electricals	1,630	80,276
Reliance Industries	1,800	55,127
Reliance Industries, GDR	500 b	30,900
Tata Motors, ADR	4,700	86,997
		253,300
Luxembourg--1.4%		
Tenaris, ADR	4,600	**208,886**
Malaysia--5.0%		
Bumiputra-Commerce Holdings	58,300	155,611
Genting	9,100	92,221

IOI	8,900	49,035
Malayan Banking	19,000	67,799
Maxis Communications	37,800	126,252
Public Bank	31,300	82,204
Resorts World	17,600	75,364
Sime Darby	17,900	39,857
Tenaga Nasional	14,400	49,329
		737,672
Marshall Islands--.4%		
Omega Navigation Enterprises, Cl. A	4,100	**59,819**
Mexico--5.9%		
America Movil, ADR, Ser. L	6,800	297,840
Cemex (Units)	30,800 a	104,870
Corporacion GEO, Ser. B	25,100 a	135,957
Grupo Modelo, Ser. C	30,900	156,723
Wal-Mart de Mexico, Ser. V	46,200	177,862
		873,252
Peru--1.5%		
Credicorp	4,700	**225,083**
Philippines--.6%		
Ayala	3,140	36,406
PNOC Energy Development Corporation	416,000 a	49,954
		86,360
Poland--1.5%		
Bank Pekao	834	64,832
KGHM Polska Miedz	580	17,612
Powszechna Kasa Oszczednosci Bank Polski	6,312	95,141
Telekomunikacja Polska	4,879 a	37,200
		214,785
Russia--12.3%		
Cherepovets MK Severstal	10,500	143,325
Gazprom, ADR	18,430	750,470
LUKOIL, ADR	4,600	364,780
MMC Norilsk Nickel, ADR	1,130	200,575
Mobile Telesystems, ADR	3,400	174,420
Polymetal, GDR	5,950 a	43,435
RAO Unified Energy System of Russia, GDR	1,200	142,440
		1,819,445
South Africa--3.4%		
Anglo Platinum	260	37,014
FirstRand	13,744	45,497
Gold Fields	4,341	74,976
Impala Platinum Holdings	1,826	51,991
Mittal Steel South Africa	2,100	31,885
MTN Group	7,658	93,145
Murray & Roberts Holdings	10,100	74,825
Sasol	747	24,057
Standard Bank Group	2,588	35,949
Truworths International	7,312	34,362
		503,701
South Korea--14.8%		
Daelim Industrial	1,530	130,783
GS Engineering & Construction	1,840	168,028
Hanjin Heavy Industries & Construction	4,170	130,624
Hyundai Motor	910	66,674
Kookmin Bank, ADR	3,200	285,888
Korea Exchange Bank	8,690	125,033
LG	4,050	133,746
LG.Philips LCD, ADR	8,700 a	140,592
Mirae Asset Rights	450 a	8,601

Mirae Asset Securities	1,959	141,452
Orion	501	122,091
POSCO, ADR	1,800	166,860
Samsung Electronics	251	151,120
Samsung Electronics, GDR (Common)	706 b	211,976
Samsung Electronics, GDR (Preferred)	498 b	114,540
Shinsegae	139	79,998
		2,178,006
Taiwan--14.5%		
Advanced Semiconductor Engineering	42,000 a	49,097
Au Optronics	70,000	99,506
Cathay Financial Holding	89,889	191,898
Cathay Financial Holding, GDR	1,000	21,250
China Steel	70,000	76,661
Delta Electronics	18,000	57,397
Gemtek Technology	35,693	86,059
HON HAI Precision Industry	23,200	158,047
MediaTek	8,300	90,770
Morgan Stanley Capital International Taiwan Index		
(warrants 10/30/07)	35,342 a	332,844
NAN YA Plastic	40,000	67,574
President Chain Store	65,000	155,562
SinoPac Financial Holdings	133,000	66,568
Taiwan Fertilizer	42,000	75,959
Taiwan Semiconductor Manufacturing, ADR	45,000	499,500
U-Ming Marine Transport	31,000	45,553
Vanguard International Semiconductor	70,000	56,519
		2,130,764
Thailand--4.0%		
Bangkok Bank Public, NVDR	47,800	153,129
Banpu Public	22,200	122,010
PTT	30,000	183,395
Siam Commercial Bank	72,000	139,662
		598,196
United States--5.6%		
iShares MSCI Emerging Markets Index Fund	5,320	587,860
Southern Copper	3,368	237,107
		824,967
Total Common Stocks		
(cost $13,082,152)		**14,327,742**

Preferred Stocks--1.3%

Brazil		
Bradespar	2,800	79,057
Investimentos Itau	22,100	118,651
Total Preferred Stocks		
(cost $130,383)		**197,708**

Other Investment--.7%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $100,000)	100,000 c	**100,000**
Total Investments (cost $13,312,535)	**98.9%**	**14,625,450**
Cash and Receivables (Net)	**1.1%**	**163,922**
Net Assets	**100.0%**	**14,789,372**

ADR - American Depository Receipts

GDR - Global Depository Receipts

a   Non-income producing security.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $357,416 or 2.4% of net assets.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.